UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                         AMERITRANS CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03073H108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Michael Feinsod                             Elliot Press, Esq.
      Ameritrans Capital Corporation              c/o Katten Muchin Rosenman LLP
      747 Third Avenue                            575 Madison Avenue
      4th Floor                                   New York, New York  10022
      New York, New York 10017                    (212) 940-8800
      (212) 355-2449

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 03073H108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     230,235 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            230,235 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      230,235 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03073H108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     230,235 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            230,235 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      230,235 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03073H108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     230,235 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            230,235 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      230,235 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03073H108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoulda Partners L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     12,500 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            12,500 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,500 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03073H108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     426,235 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P., shares owned by Shoulda Partners
                     L.P. and shares underlying currently exercisable options
                     owned by Mr. Feinsod)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            426,235 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P., shares owned by Shoulda Partners
                     L.P. and shares underlying currently exercisable options
                     owned by Mr. Feinsod directly)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      426,235 shares (comprised of shares owned by Infinity Capital Partners, L.P., shares owned by Shoulda Partners L.P. and shares underlying currently exercisable options owned by Mr. Feinsod directly)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      1N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 8 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership, (ii) Infinity Capital, LLC, a Delaware limited liability company, (iii) Infinity Management, LLC, a Delaware limited liability company, (iv) Shoulda Partners L.P., a Delaware limited partnership, and (v) Michael Feinsod and amends the statement on Schedule 13D filed on December 18, 2002 as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 filed on June 3, 2003, June 7, 2004, June 22, 2004, June 10, 2005, July 29, 2005,
December 14, 2005 and December 18, 2006, respectively, with respect to the shares of Common Stock, $.0001 par value ("Common Stock") of Ameritrans Capital Corporation (the "Company").

Item 2. Identity and Background

            Items 2(b) and 2(c) are hereby amended and restated to read as follows:

            (b) The address of the principal business and principal office of each of the reporting persons is 747 Third Avenue, 14th Floor, New York, New York 10017.

            (c) The principal business of Partners is that of an investment partnership. The principal business of Capital is acting as general Partner of Partners. The principal business of Management is that of an investment manager. Mr. Feinsod's principal occupation is acting as Chief Executive Officer and President of the Company as well as that of investing in securities in his capacity as Managing Member of Capital and Management.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            On October 10, 2008, the Company and Mr. Feinsod entered into an amended and restated employment agreement pursuant to which, among other things, on such date Mr. Feinsod was appointed Chief Executive Officer of the Company and was granted 100,000 stock options of the Company.

            The aggregate amount of funds used to purchase the shares of Common Stock acquired by Partners since the date that Amendment No 7 to the Schedule 13D was filed was $55,357. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Goldman Sachs Execution & Clearing, L.P. which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The aggregate amount of funds used to purchase the 3,500 shares of Common Stock held directly by Mr. Feinsod was $10,725. The source of funds used to purchase such shares was personal funds.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            On October 10, 2008, Mr. Feinsod was appointed to serve as the Company's Chief Executive Officer. Mr. Feinsod had already been serving as President of the Company and on the Company's Board of Directors at the time of his appointment. As Chief Executive Officer, President and as a member of the Company's Board, Mr. Feinsod will continue to be actively involved in the operations and management of the Company and will be involved in deliberations and decisions on various issues affecting the Company, which could include, from time to time, matters set forth in subsections (b) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person assumes that there are 3,405,583 shares of common stock outstanding based upon information received from the Company.

            As of the close of business on October 28, 2008:

                  (i) Partners owns 230,235 shares of Common Stock which
            constitute approximately 6.76% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 230,235 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 6.76% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 230,235 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 6.76% of the shares of Common Stock outstanding;

                  (iv) Shoulda owns 10,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock, which, in the aggregate constitute approximately .37% of the shares of Common Stock outstanding; and

                  (v) Michael Feinsod beneficially owns 3,500 shares of Common
            Stock directly through his IRA account and 180,000 shares of Common Stock underlying currently exercisable stock options held by Mr. Feinsod directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 230,235 shares of Common Stock, that are owned by Partners. In addition, as the general partner of Shoulda, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 12,500 shares of Common Stock that are owned by Shoulda. Such 426,235 shares, in the aggregate, constitute approximately 11.88% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended as follows:

            (c) On October 21, 2008 Mr. Feinsod purchased 2,000 shares of Common Stock on the open market at $2.37 per share. In connection with the appointment of Mr. Feinsod as Chief Executive Officer, on October 10, 2008 Mr. Feinsod was granted 100,000 Common Stock purchase options, all of which are currently vested and exercisable. All such options expire five years from the date of grant and contain an exercise price of $2.36 per share. On August 15, 2008 Mr. Feinsod purchased 1,500 shares of Common Stock on the open market for $3.99 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is hereby amended as follows:

            Please see Item 5(c) above for a description of stock options granted to Mr. Feinsod on October 10, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2008

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY MANAGEMENT, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  SHOULDA PARTNERS L.P.


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: General Partner


                                      /s/ Michael Feinsod
                                      ------------------------------------------
                                          Michael Feinsod